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                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                        SCHEDULE 13D
          Under the Securities Exchange Act of 1934
                     (Amendment No. 10)*


                        NORTEK, INC.
                      (Name of Issuer)


           Common Stock, par value $1.00 per share
       Special Common Stock, par value $1.00 per share
               (Title of Class of Securities)


                          65655910
                       (CUSIP Number)


Richard L. Bready   COPY TO:  Douglass N. Ellis, Jr., Esq.
c/o Nortek, Inc.              Ropes & Gray
50 Kennedy Plaza              One International Place
Providence, RI 02903          Boston, MA 02110
(401) 751-1600                (617) 951-7000
 (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications)


                      December 31, 1999
  (Dates of Events which Require Filing of this Statement)



If  the  filing person has previously filed a  statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].







CUSIP No. 65655910            13D

1.      Names  of  Reporting  Persons/I.R.S.  Identification
  Nos.
    of Above Persons (entities only)

   Richard L. Bready

2.    Check the Appropriate Box if a Member of a Group (See
   Instructions)
     (a)
     (b)


3.    SEC Use Only

4.    Source of Funds (See Instructions)

     N/A

5.   Check if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)

     [   ]

6.    Citizenship or Place of Organization

     U.S.A.

Number of      7.   Sole Voting Power
Shares Bene-        408,150 shares of Common Stock
ficially          1,084,531 shares of Special Common Stock
Owned by
Each Report-   8.   Shared Voting Power
ing Person          236,800 shares of Common Stock
With                 46,263 shares of Special Common Stock
               9.   Sole Dispositive Power
                    408,150 shares of Common Stock
                  1,084,531 shares of Special Common Stock

               10.  Shared Dispositve Power
                    236,800 shares of Common Stock
                     46,263 shares of Special Common Stock


11.  Aggregate  Amount Beneficially Owned by Each  Reporting
     Person

     408,150 shares of Common Stock
   1,084,531 shares of Special Common Stock

12.  Check  Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)            [X]

     The  amount  set  forth  in row (11)  excludes  236,800
    shares  of  Common  Stock and 46,263 shares  of  Special
    Common   Stock  of  which  Bready  disclaims  beneficial
    ownership.

13.  Percent of Class Represented by Amount in Row (11)

     12.1  percent  of Common Stock (including  the  Special
     Common Stock in the calculations)
     85.9 percent of Special Common Stock

14.  Type of Reporting Person (See Instructions)

     IN

Item 1.  Security and Issuer.

      The class of equity securities to which this Statement on Schedule 13D (the "Statement") relates is the Common Stock, par value $1.00 per share (the "Common Stock") and the Special Common Stock, par value $1.00 per share (the "Special Common Stock"), each of Nortek, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 50 Kennedy Plaza, Providence, Rhode Island 02903.

Item 2.  Identity and Background.

      (a)  The  person filing this Statement is  Richard  L.
Bready (hereinafter, "Bready" or the "Reporting Person").

      (b)   Bready's  business address is Nortek,  Inc.,  50
Kennedy Plaza, Providence, Rhode Island 02903.

      (c) Bready's present principal employment is as chairman and chief executive officer of the Issuer.

      (d) During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Bready is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

      This Amendment is necessary as a result of the recent vesting of stock options held by Bready. On July 24, 1997, Bready was granted options to purchase 150,000 shares of
Common Stock, of which, 50,000 became exercisable on December 31, 1997, 50,000 became exercisable on December 31, 1998 and 50,000 became exercisable on December 31, 1999, resulting in Bready being deemed the beneficial owner of such shares. On September 2, 1998, Bready was granted options to purchase 225,000 shares of Special Common Stock, of which, 112,500 became exercisable immediately and 112,500 became exercisable on September 2, 1999, resulting in Bready being deemed the beneficial owner of such shares. On February 17, 1999, Bready was granted options to purchase 75,000 shares of Special Common Stock, of which, 37,500 became exercisable immediately and 37,500 will become exercisable on February 17, 2000, resulting in Bready being deemed the beneficial owner of such shares, given that the options are exercisable within 60 days.

Item 4.  Purpose of Transaction.

      The Reporting Person has no present plans or proposals which related to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule
13D.

Item 5.  Interest in Securities of the Issuer.

      (a-b) As of the close of business on May 20, 1999, Bready directly owned (x) 1,084,531 shares of Special Common Stock (including 711,349 such shares that Bready has a right to acquire pursuant to certain employee stock options) and
(y) 408,150 shares of Common Stock (including 150,000 such shares that Bready has a right to acquire pursuant to certain employee stock options). These shares represent 12.1% of all outstanding shares (Common Stock and Special Common Stock taken as a group) and 85.9% of the Special Common Stock. Bready has both sole voting and dispositive power with respect to these shares.

     Various defined benefit pension plans of the Issuer and certain of its subsidiaries held 236,800 shares of Common Stock and 46,263 shares of Special Common Stock as of December 29, 1999. Under the provisions of the trust agreement governing such pension plans, the Issuer may instruct the Trustee of such plans regarding the acquisition and disposition of plan assets and the voting of securities held by the trust relating to such pension plans. Bready disclaims beneficial ownership of the shares held by such pension plans.

     (c) Not applicable.

     (d) Not applicable.

     (e) Not applicable.

Item 6.   Contracts,   Arrangements,   Understandings,    or
          Relationships with Respect to Securities of the Issuer.

      The Reporting Person presently has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any shares of Common Stock or Special Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to the Filed as Exhibits.
          Not applicable.

                         SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  January 4, 2000

                                     Richard L. Bready


                                     /s/ Richard L. Bready